

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2023

Daniel Moore
Principal Accounting Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

      Re: GameStop Corp.
         Form 10-K for the Fiscal Year Ended January 28, 2023
         Filed March 28, 2023
         File No. 001-32637

Dear Daniel Moore:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services